Via Facsimile and U.S. Mail
Mail Stop 6010


December 19, 2005


Ms. Patti Ketchner
Chief Financial Officer
185 Berry Street
Suite 6504
San Francisco, CA  94107

Re:	Sirna Therapeutics, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Form 10-Q for the Quarterly Period Ended September, 2005
	File No. 000-27914


Dear Ms. Ketchner:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and ..., page 27

Product Candidate Programs, page 27

1. Please tell us why you do not appear to disclose the costs incurred during each period presented and to date for each of your major research major research and development projects, as was contemplated by comment one of our January 7, 2003 letter. While we noted that, in 2003, you directed your research and development activities entirely to your RNAi technology, the disclosures about your programs appears to suggest that you may still have multiple major research and development projects where the costs incurred on each project may be material.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Part I - Item 1.  Financial Statements, page 3

Notes to Unaudited Condensed Financial Statements, page 6

Note 7. Private Investment, page 8

2. Please tell us how your apparent recognition of the warrants within permanent equity complied with SFAS 133 and EITF 00-19
(including paragraph 14), as your Form 8-K filed July 11, 2005 indicated that you would be required to pay cash if the registration statement ceased to be effective.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658, or Oscar M. Young, Jr., Senior Accountant, at (202) 551-
3622,
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Ms. Patti Ketchner
Sirna Therapeutics, Inc.
December 19, 2005
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